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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway -Suite 1402
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall — 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R.Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

BW

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL IMPERIALE
Notary Public – State of New York
NO. 01IM6364961
Qualified in New York County
My Commission Expires Sep 25, 2021

Henry C Marshall
Signature

Principal
Title

Notary Public

STATE OF NEW YORK
COUNTY OF NEW YORK
Subscribed to and sworn before me
this 21st day of February (month), 2018 (year)
by Henry Marshall (name of signer)
(signature of notary)

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2017

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS **PAGE**

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Hunter Keith Marshall & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunter Keith Marshall & Co. Inc. as of December 31, 2017, the related statements of operations, changes in shareholders equity, and cash flows for the year then ended, and the related notes supplemental information. (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hunter Keith Marshall & Co. Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hunter Keith Marshall & Co. Inc.'s management. Our responsibility is to express an opinion on Hunter Keith Marshall & Co. Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hunter Keith Marshall & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c-3-1 Schedule 1, has been subjected to audit procedures performed in conjunction with the audit of Hunter Keith Marshall & Co. Inc.'s financial statements. The supplemental information is the responsibility of Hunter Keith Marshall & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, , The Computation of Net Capital under Rule 15c-3-1 Schedule 1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

We have served as Hunter Keith Marshall & Co. Inc.'s auditor since 2014.

Woodbury, New York

February 27, 2018

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	7,940
Furniture, fixtures and equipment at cost, less accumulated depreciation of $69,142		844
Loans from shareholders		669
Other assets		7,950
	$	17,403

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$	85
Stockholders' equity		
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in-capital		545,999
Retained earnings (deficit)		(538,681)
		17,318
	$	17,403

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Fee revenues	$ 6,722
Interest and other income	
EXPENSES	
Occupancy	21,600
Communications	6,286
Professional fees	9,341
Travel and entertainment	4,226
Other operating expenses	6,200
TOTAL EXPENSES	47,653
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(40,931)
PROVISION FOR INCOME TAXES	50
NET LOSS	$ (40,981)

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 503,966	$ (497,700)	16,266
Contributions	-	42,033	-	42,033
Net loss	-	-	(40,981)	(40,981)
Balance - End	$ 10,000	$ 545,999	$ (538,681)	$ 17,318

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net loss	$ (40,981)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	471
Changes in operating asset and liabilities	
Loans from shareholders	(225)
Accrued expenses	492
Total adjustments	738
Net cash (used in) operating activities	(40,243)
Cash flows from financing activities	
Loans from shareholders	42,033
Net cash provided by financing activities	42,033
NET CHANGE IN CASH	1,790
CASH- BEGINNING OF YEAR	6,150
CASH - END OF YEAR	$ 7,940

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest expense	$ -
Income tax	$ 50

See notes to financial statements

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2017.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's principal source of revenue is advisory fees earned on corporate financing transactions. Such fees are recorded as earned and related expenses are recognized when the underlying contract is consummated

DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

2- INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

3- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for fixed monthly rentals. Effective April 1, 2016 the Corporation signed a new lease to commence on March 1, 2016 and to end of March 31, 2021. Included in operations for 2017 is rent expense of approximately $21,600.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

2018	$21,600
2019	21,600
2020	21,600
2021	6,000
	$70,800

4- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $7,855 which was $2,855 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 1.08% as of December 31, 2017.

6 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 27, 2018, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

HUNTER, KEITH, MARSHALL & CO., INCORPORATED **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGES DECEMBER 31, 2017

Net Capital		
Stockholders' equity	$	17,318
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment, net		844
Other assets		8,619
		9,463
Net capital before haircuts on security positions		7,855
Haircut on exempt securities		-
NET CAPITAL	$	7,855
AGGREGATE INDEBTNESS	$	85
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	2,855
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		1.08%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2017.

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hunter Keith Marshall & Co., Incorporated

We have reviewed management's statements, included in the accompanying exemption report in which (1) Hunter Keith Marshall & Co., Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hunter Keith Marshall & Co., Incorporated claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(ii)]) (the "exemption provisions") and (2) Hunter Keith Marshall & Co., Incorporated stated that Hunter Keith Marshall & Co., Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Hunter Keith Marshall & Co., Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunter Keith Marshall & Co., Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Woodbury, NY
February 27, 2018

Hunter, Keith, Marshall & Co.
Incorporated
1430 Broadway, Suite 1402
New York, NY 10018

HENRY C. MARSHALL JR
Principal

PHONE: 212-736-6140
FAX: 212-629-4391

Annual Audit Exemption Report

Hunter, Keith, Marshall & Co., Incorporated claims that it was exempt from SEC Rule 15c3-3 throughout the entire fiscal year ended December 31, 2017.

Henry C. Marshall Jr., Principal, on behalf of Hunter, Keith Marshall & Co., Incorporated, makes the following statements to the best of his knowledge and belief:

1. Hunter, Keith, Marshall & Co., Incorporated operates pursuant to SEC Rule 15c3-3(k)(2)(i);
2. Hunter, Keith, Marshall & Co., Incorporated met the identified exemption provisions under SEC Rule 15c3-3(k) through the fiscal year 2017 without exception.

By: Henry C Marshall Jr
Henry C. Marshall Jr.

Title: Principal